[LETTERHEAD]

May 30, 2007

Via: EDGAR and Facsimile

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      Host America Corporation
            Form S-1
File Number: 333-140788

Gentlemen:

Host America Corporation, (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-140788), as amended, (the “Registration Statement”) for Friday, June 1, 2007 at 10:00 A.M. E.D.T., or as soon thereafter as practicable.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam D. Averbach or John B. Wills at (303) 825-0800 with any questions you may have. In addition, please notify Mr. Averbach when this request for acceleration has been granted.

Sincerely,

/s/ David Murphy
David Murphy
Chief Executive Officer

cc: w/enc.  John Wills, Esq.